EXHIBIT NO. 99.14(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

We consent to the incorporation by reference of our report dated June 23, 2006 appearing in the annual report of MFS Limited Maturity Fund for the year ended April 30, 2006 (one of a series constituting MFS Series Trust IX) in the combined Prospectus/Proxy Statement included in this Registration Statement on Form N-14 of MFS Limited Maturity Fund.

We also consent to the references to us under the captions “Independent Registered Public Accountants” and “Representations and Warranties” (section 4 paragraph 4.2(g) of the Agreement and Plan of Reorganization) included in such combined Proxy/Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” in the Statement of Additional Information which are also parts of such Registration Statement.

DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Boston, Massachusetts
August 21, 2006